Exhibit 99.1



                              FOR IMMEDIATE RELEASE




Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526


         ELAN ANNOUNCES RESULTS OF OFFER TO PURCHASE LYONS(TM) DUE 2018

DUBLIN, IRELAND, DECEMBER 16, 2003 -- Elan Corporation, plc today announced the results of its offer to purchase its Liquid Yield Option(TM) Notes due 2018 (Zero Coupon--Subordinated) (the "LYONs"). Pursuant to the indenture under which the LYONs were issued, the holders' option to surrender their LYONs for repurchase expired at 5:00 p.m. Eastern Standard Time on Monday, December 15, 2003.

Elan has been advised by the trustee for the LYONs, The Bank of New York, that LYONs with an aggregate principal amount at maturity of approximately $799.7 million were validly surrendered for repurchase and not withdrawn, and Elan has repurchased all of such LYONs. Approximately $1.6 million in aggregate principal amount at maturity of LYONs remain outstanding following the completion of the repurchase. The purchase price for the LYONs was $616.57 in cash per $1,000 principal amount at maturity of the LYONs. The aggregate purchase price for all LYONs validly surrendered for repurchase and not withdrawn was approximately $493.1 million.

About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.